January 7, 2013

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-4720

Attention:	Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Investors Title Company
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012
Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed November 13, 2012
File No. 000-11774

Dear Mr. Rosenberg:

We provide below responses to the Staff’s comment letter dated December 21, 2012 with respect to the above-referenced filings.  The responses appear below the full reproduced text of the correlative comments.

Unless the context requires otherwise, references to we, our, us and the Company in the responses below refer to Investors Title Company.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Premiums Written and Commissions to Agents, page 19

1.	Regarding your premiums accrued, please provide the following in proposed revised disclosure to be provided in future periodic reports:

●	Indicate the lag time between policy effective dates and the reporting of the transactions to you;

Jim B. Rosenberg
U.S. Securities & Exchange Commission
January 7, 2013

●	Clarify what specific information and other trends and data that are used to make reasonable estimates of your accrual for premiums and related expenses;

●	Provide the impact of any changes in the accrual for premiums and related expenses or that changes in estimates have not been material, if true; and

●	Disclose at what point you determine a receivable not to be collectible and the amount written-off or indicate that write-offs have not been material, if true.

Response:

In response to the Staff’s comment, the Company will revise this section in future filings with disclosure substantially similar to the following rewritten section for the Company’s 2011 Form 10-K:

Premiums Written and Commissions to Agents

Generally, title insurance premiums are recognized at the time of closing of the related real estate transaction, as the earnings process is then considered complete.  Policies or commitments are issued upon receipt of final certificates or preliminary reports with respect to titles. Title insurance commissions earned by the Company's agents, taxes and a provision for claims losses are recognized as expenses concurrent with recognition of related premium revenue.

The Company's premium revenues from certain agency operations include accruals based on estimates.  These accruals estimate unreported agency premiums related to transactions which have settled as of the balance sheet date.  Accruals for premiums from certain agencies are necessary because of the lag between policy effective dates and the reporting of these transactions to the Company by the agents.  The lag time has historically been between 30 and 120 days, with the majority of agencies reporting within 60 to 90 days.  The lag time is reviewed periodically to monitor accruals. The accrual of premium revenues is based on historical data that includes transactional volume, fluctuations in the real estate market and the mix between refinance and purchase transactions.

Quarterly, the Company evaluates the collectability of receivables. Premiums not collected within 6 months are fully reserved. Write-offs of receivables have not been material to the Company.

We supplementally inform the Staff that, as a result of a periodic lag time review in the third quarter of 2011, the Company refined its estimate for the accrual of new agency business that commenced in late 2010. This refinement resulted in an increase in accrued premiums receivable. The Company recognized this adjustment as a change in accounting estimate and the adjustment was disclosed in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2011.  The approximate impact of this change in estimate for the quarter ended September 30, 2011 included increases of $3,004,000 in net premiums written, $2,554,000 in commissions to agents, $60,000 in premium taxes, $90,000 in the provision for claims, $102,000 in the provision for income taxes and $198,000 in net income, or approximately $0.09 per share, compared with the amounts that would have been recorded under the Company’s prior estimate.  The most recent lag time review did not result in any significant changes to estimates, and there have not been any material changes in estimates related to other agencies.

Jim B. Rosenberg
U.S. Securities & Exchange Commission
January 7, 2013

Notes to the Consolidated Financial Statements
Statutory restrictions on Consolidated Stockholders’ Equity and Investments, page 38

2.
It appears from the disclosure in the second paragraph of this note that the restricted net assets of your subsidiaries exceed 25% of your consolidated net assets. Please tell us why you have not provided the condensed financial information of the registrant in Schedule II as required by Item 7-05(c) of Regulation S-X or tell us where you have disclosed this information.

Response:

As a “smaller reporting company,” the Company complied with Article 8 of Regulation S-X in its Form 10-K for its fiscal year ended December 31, 2011, and consequently was not required to apply the other form and content requirements in Regulation S-X, subject to certain specified exceptions.  See Note 2 to Rule 8-01 of Regulation S-X.  Schedule II is not required by Article 8.

Investments in Securities and Fair Value, page 39

3.	Investments in obligations of states and political subdivisions were 54% and 49% of your total investments at December 31, 2011 and September 30, 2012, respectively. Please provide us the following:

●	The amortized cost and fair value separately showing the amount related to general obligation and special revenue bonds and, for special revenue bonds, the nature of the revenue source; and

●
For any state, municipality or political subdivision that comprised 10 percent or more of the total of your investments in obligations of states and political subdivisions, the amortized cost and fair value, credit rating with and without a financial guarantee by third parties.

Jim B. Rosenberg
U.S. Securities & Exchange Commission
January 7, 2013

Response:

We supplementally provide the Staff with the following information about our investments in obligations of states and political subdivisions.  The table below shows the breakout of our investments in obligations of states and political subdivisions:

		Estimated
	Amortized	Fair
September 30, 2012	Cost	Value
Obligations of States and Political Subdivisions
General Obligations of U.S. States, Territories and Political Subdivisions	$38,956,644	$42,471,515
Issuer Obligations of U.S. Special Revenue	18,958,206	20,992,053
Total	$57,914,850	$63,463,568

		Estimated
	Amortized	Fair
December 31, 2011	Cost	Value
Obligations of States and Political Subdivisions
General Obligations of U.S. States, Territories and Political Subdivisions	$41,469,367	$45,064,446
Issuer Obligations of U.S. Special Revenue	20,573,562	22,548,347
Total	$62,042,929	$67,612,793

The Special Revenue category for both periods presented includes over 30 individual bonds with revenue sources primarily from the following sectors:  utilities, medical, facilities, education, transportation and housing.

The Company does not have any investments in an individual state or political subdivision that is greater than 10% of our total investments in obligations of state and political subdivisions.

Form 10-Q for the Quarterly Period Ended September 30, 2012
Note 10 Agency Acquisition, page 22

4.
Please provide us the accounting literature you used to support your accounting for the non-controlling interest and its presentation outside of equity. Tell us what consideration was given to ASC 480-10-55-53 through 63.

Response:

In January 2012, a subsidiary of the Company, Investors Title Insurance Company (“ITIC”), entered into a membership interest purchase and sale agreement under which it agreed to acquire a majority ownership interest of an insurance agency.  On April 2, 2012, ITIC purchased a 70% ownership interest in the agency, with both ITIC and the seller having the option to require ITIC to purchase the remaining 30% interest not less than 27 months from the closing.

Jim B. Rosenberg
U.S. Securities & Exchange Commission
January 7, 2013

The accounting for the non-controlling interest and its presentation outside of equity is based on the guidance given in ASC 480-10-S99.  According to ASC 480-10-S99-3A, securities that are redeemable for cash or other assets are to be classified outside of permanent equity if they are redeemable upon the occurrence of an event that is not solely within the control of the issuer.  Such an event is present, as the seller has the option to require ITIC to purchase the remaining 30% interest.  ITIC is also required to purchase the non-controlling interest in the event of death of a principal of the seller.

Before classification as temporary equity, the Company did give consideration as to whether the equity contract or non-controlling interest should be classified as a liability under the guidance of ASC 480. The first step in this determination was to conclude whether the equity contract has an embedded feature in the non-controlling interest or is a freestanding financial instrument. The equity contract is considered embedded in the non-controlling interest as the put and call options are not legally detachable or separately exercisable.

The next step was to conclude whether the embedded equity contract is a mandatorily redeemable financial instrument or whether it requires bifurcation. While the provision requiring the purchase of the non-controlling interest upon the death of the principal of the seller may result in the membership interests being considered a liability, this provision is considered non-substantive for the purposes of this determination. The fair value of consideration recorded by the Company in the purchase of the controlling interest exceeds the total consideration that would be paid upon the death of the principal and no additional consideration would be paid for the transfer of the non-controlling interest upon the death of the principal. Accordingly, the equity contract and non-controlling interest shares are not considered mandatorily redeemable.

The equity contract provides the Company with the right to require the seller to sell the non-controlling interest to the Company, and provides the seller with the right to require the Company to purchase the non-controlling interest. As the subsidiary is not publicly traded, and there is no other provision in the equity contract that allows for net settlement, the options do not meet the definition of a derivative under ASC 815-10-15, so the options would not be bifurcated from the non-controlling interest.

The measurement guidance in ASC 805, ASC 810 and ASC 480-10-S99-3A was considered by the Company in regards to the initial and subsequent measurement of the non-controlling interest.  The Company initially measured the non-controlling interest at the acquisition date fair value.  Subsequent measurement of the redeemable non-controlling interest is contingent on certain variables and is calculated based on the conditions that exist as of the balance sheet date, and determined after the attribution of net income or loss of the subsidiary pursuant to ASC 810-10.

Jim B. Rosenberg
U.S. Securities & Exchange Commission
January 7, 2013

The Company did give consideration to ASC 480-10-55-53 through 63.  However, this guidance is not applicable to the Company’s accounting in regards to the non-controlling interest.  Although both ITIC and the seller have the option to require ITIC to purchase the remaining interest, it is not based on a fixed price as would be needed to classify the non-controlling interest as a derivative instrument that is indexed to the agency’s equity interests.  According to the Financial Accounting Standard Board’s master glossary, a fixed-price contract is one in which the price is not subject to adjustment of costs incurred and a fixed fee would be one that is required to be paid at a set amount that is not subject to refund or adjustment.  In the event that ITIC purchases the remaining 30% interest, the purchase price of the redeemable noncontrolling interest will be calculated by multiplying the consolidated agency’s net income for a specified period by an agreed upon factor, with a stipulated minimum purchase price.

* * * * *

We hereby acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (919) 968-2200.  Thank you.

Sincerely,

INVESTORS TITLE COMPANY

By:	/s/ James A. Fine, Jr.
James A. Fine, Jr.
President, Treasurer and Chief Financial Officer